Exhibit (a)(5)(f)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

RICHARD SCARANTINO, Individually and	)
On Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
	)	Case No.
v.	)
	)	JURY TRIAL DEMANDED
RPX CORPORATION, SHELBY W.	)
BONNIE, STEVEN L. FINGERHOOD,	)	CLASS ACTION
SANFORD ROBERTSON, MARTY	)
ROBERTS, MALLUN YEN, FRANK	)
DANGEARD, GILBERT S. PALTER,	)
ANDREW D. AFRICK, MAGDALENA	)
YESIL, HGGC, LLC, RIPTIDE PARENT,	)
LLC, and RIPTIDE PURCHASER, INC.,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on May 1, 2018 (the “Proposed Transaction”), pursuant to which RPX Corporation (“RPX” or the “Company”) will be acquired by affiliates of HGGC, LLC.

2. On April 30, 2018, RPX’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Riptide Parent, LLC (“Parent”) and its wholly-owned subsidiary, Riptide Purchaser, Inc. (“Merger Sub,” and together with Parent and HGGC, LLC, the “Buyers”). Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer, currently set to expire on June 18, 2018, to acquire all of RPX’s outstanding common stock for $10.50 in cash for each share of RPX common stock.

3. On May 21, 2018, defendants filed a Solicitation/Recommendation Statement (the “Solicitation Statement”) with the United States Securities and Exchange Commission (“SEC”) in connection with the Proposed Transaction.

4. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(e), 14(d), and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Solicitation Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(e), 14(d), and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of RPX common stock.

9. Defendant RPX is a Delaware corporation and maintains its principal executive offices at One Market Plaza, Suite 1100, San Francisco, CA 04105. RPX’s common stock is traded on the NASDAQGS under the ticker symbol “RPXC.”

10. Defendant Shelby W. Bonnie (“Bonnie”) is Chairman of the Board and a director of RPX.

11. Defendant Steven L. Fingerhood (“Fingerhood”) is a director of RPX.

12. Defendant Sanford Robertson (“Robertson”) is a director of RPX.

13. Defendant Marty Roberts (“Roberts”) is Chief Executive Officer, President, and a director of RPX.

14. Defendant Mallun Yen (“Yen”) is a director of RPX.

15. Defendant Frank Dangeard (“Dangeard”) is a director of RPX.

16. Defendant Gilbert S. Palter (“Palter”) is a director of RPX.

17. Defendant Andrew D. Africk (“Africk”) is a director of RPX.

18. Defendant Magdalena Yesil (“Yesil”) is a director of RPX.

19. The defendants identified in paragraphs 10 through 18 are collectively referred to herein as the “Individual Defendants.”

20. Defendant Parent is a Delaware limited liability company and is a party to the Merger Agreement.

21. Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

22. Defendant HGGC, LLC is a middle-market private equity firm with $4.3 billion in cumulative capital commitments.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of RPX (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of April 30, 2018, there were approximately 49,933,908 shares of RPX common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

26. Questions of law and fact are common to the Class, including, among others, whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

30. RPX is the leading provider of patent risk and discovery management solutions.

31. Since its founding in 2008, RPX has introduced efficiency to the patent market by providing a rational alternative to litigation.

32. As of March 31, 2018, RPX had invested over $2.4 billion to acquire more than 26,000 U.S. and international patent assets and rights on behalf approximately 320 clients in eight key sectors: automotive, consumer electronics and PCs, E-commerce and software, financial services, media content and distribution, mobile communications and devices, networking, and semiconductors.

33. RPX subsidiary Inventus is a leading international discovery management provider focused on reducing the costs and risks associated with the discovery process through the effective use of technology solutions. Inventus has been providing litigation support services to corporate legal departments, law firms and government agencies since 1991.

34. On February 21, 2018, RPX issued a press release wherein it announced its financial results for the fourth quarter and year ended December 31, 2017. The Company reported that the financial results were in-line or exceeded guidance ranges for the fourth quarter and fiscal year 2017. The Company reported that cash provided by operating activities in 2017 was $181.5 million, and the Company generated $73.8 million of free cash flow in 2017. Total revenue for 2017 was $330.5 million. With respect to the results, Individual Defendant Roberts commented:

Our solid results in 2017 reflect RPX’s continued success in bringing efficiency and transparency to the patent market, including our unique ability to execute licensing transactions that reduce risk and cost for our network[.] As the patent market continues to evolve, RPX is changing along with it to ensure we remain a key advisor to our clients on their patent strategy. As such, we continue to pursue new initiatives and services that reduce the amount clients and prospects spend on all aspects of their patent portfolio, including licensing, development and administration.

35. On April 30, 2018, the Individual Defendants caused the Company to enter into the Merger Agreement.

36. Pursuant to the terms of the Merger Agreement, RPX’s stockholders will receive $10.50 in cash for each share of RPX common stock.

37. According to the press release announcing the Proposed Transaction:

RPX Corporation (NASDAQ: RPXC), the leading provider of patent risk and discovery management solutions, today announced it has entered into a definitive agreement to be acquired by HGGC, a leading middle market private equity firm, in an all-cash transaction valued at approximately $555 million. Under the terms of the agreement, HGGC will initiate a tender offer for RPX shares at a price of $ 10.50 per share in cash....

The transaction will be executed by means of a tender offer followed by a merger, and the RPX Board of Directors unanimously recommends RPX stockholders tender their shares in the offer. In light of RPX’s sale to HGGC, RPX is suspending its dividend, effective immediately. The transaction is expected to close in the second or third quarter of 2018, subject to customary closing conditions and regulatory approvals.

38. The Merger Agreement contains a “no solicitation” provision that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.02(a) of the Merger Agreement provides:

(a) The Company shall not, and shall cause any Company Subsidiary or any of its or their respective Representatives not to, (i) directly or indirectly solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, or facilitate any Company Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated by this Agreement, (ii) participate or engage in any discussions or negotiations with any third party regarding a Company Takeover Proposal, or furnish to any such third party, any nonpublic information relating to the Company Entities with respect to any Company Takeover Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Takeover Proposal, or afford to any such third party access to the business, properties, assets, books, records or other nonpublic information, or to any personnel, of the Company Entities with the intent to induce the making, submission or announcement of a Company Takeover Proposal or (iii) subject to Section 8.01(c)(i), enter into any Company Acquisition Agreement[.] . . . The Company shall, and shall cause the Company Subsidiaries and its and their respective Representatives to, immediately cease all existing solicitations, discussions or negotiations with any third party conducted prior to the date of this Agreement with respect to any Company Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished and promptly terminate all physical and electronic data room access previously granted to any such third party or its Representatives.

39. Additionally, the Company must promptly advise the Buyers of any proposals or inquiries received from other parties. Section 6.02(e) of the Merger Agreement provides:

(e) Reasonably promptly (but in no event more than twenty-four (24) hours) following receipt by the Company or, to the Knowledge of the Company, its Representatives of any Company Takeover Proposal from a third party, the Company shall notify Parent in writing of (i) the receipt of any Company Takeover Proposal; (ii) the identity of the third party making such Company Takeover Proposal; (iii) a copy of any such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its Representatives; and (iv) a written summary of material terms and conditions of any such Company Takeover Proposal not made in writing. The Company shall keep Parent reasonably informed in all material respects on a reasonably prompt basis of the material terms and status of discussions or negotiations with respect to, and supplementally provide any change to the material terms of, any such Company Takeover Proposal (including as required by the foregoing clauses (i) through (iv)) and any amendments thereto.

40. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to change its recommendation of the Proposed Transaction under extremely limited circumstances, and grants the Buyers a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.02(c) of the Merger Agreement provides:

(c) Notwithstanding anything to the contrary in this Agreement, at any time prior to the Offer Acceptance Time, in response to the Company’s receipt of a Superior Company Proposal from any third party, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(i), in each case, (x) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) that the failure to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i), as applicable, would be inconsistent with the Company Board’s fiduciary duties under applicable Law and (y) such Superior Company Proposal did not result from a material breach of this Section 6.02; provided, however, that the Company Board may not make such a Company Adverse Recommendation Change or so terminate this Agreement pursuant to Section 8.01(c)(i) unless: (i) the Company Board has delivered to Parent prior written notice at least four- (4-) Business Days (or two- (2-) Business Days with respect to a “new written notice” delivered pursuant to this Section 6.02(c)) in advance that the Company Board is prepared to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i) (a “Recommendation Change Notice”), which Recommendation Change Notice shall state (A) that the Company has received a bona fide Company Takeover Proposal that has not been withdrawn and that the Company Board (or a committee thereof) has concluded in good faith (after consultation with the Company’s outside legal counsel and financial advisor) constitutes a Superior Company Proposal; (B) to the extent not previously provided pursuant to Section 6.02(e), the material terms of such Company Takeover Proposal, the identity of the third party making such Company Takeover Proposal and a copy of such Company Takeover Proposal made in writing and any other written terms and proposals provided (including financing commitments) to the Company and its Representatives; and (C) that the Company Board (or a committee thereof) intends to effect a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(i) absent revisions to the terms and conditions of this Agreement, which notice will specify the basis for such Company Adverse Recommendation Change or termination; and (ii) if requested by Parent, during the four- (4-) Business Day period (or two- (2-) Business Day period with respect to a “new written notice” delivered pursuant to this Section 6.02(c)) after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement committed to in writing by Parent so that such Company Takeover Proposal would cease to constitute a Superior Company Proposal; provided, however, that, if any material revisions are made to any such Superior Company Proposal, the Company Board shall promptly (but in no event more than twenty-four (24) hours) provide a new written notice notifying Parent of such revisions in writing and comply with the requirements of this Section 6.02(c) with respect to such new written notice, it being understood that the two- (2-) Business Day period referenced in clause (ii) of this sentence shall apply to any such new written notices.

41. The Merger Agreement also provides for a “termination fee” of $18,388,081 payable by the Company to the Buyers if the Individual Defendants cause the Company to terminate the Merger Agreement.

The Solicitation Statement Omits Material Information, Rendering It False and Misleading

42. Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction.

43. The Solicitation Statement omits material information with respect to the Proposed Transaction, which renders the Solicitation Statement false and misleading.

44. The Solicitation Statement omits material information regarding RPX’s financial projections and the valuation analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, GCA Advisors, LLC (“GCA”).

45. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

46. With respect to the Company’s financial projections, the Solicitation Statement fails to disclose: (i) all line items used to calculate EBITDA and Adjusted EBITDA; and (ii) a reconciliation of all non-GAAP to GAAP metrics.

47. With respect to GCA’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the unlevered free cash flows used by GCA in its analysis; (ii) the range of illustrative terminal values for the Company; and (iii) the specific inputs and assumptions underlying the discount rates ranging from 13% to 15% and the perpetuity growth rates ranging from negative 3.0% to positive 1.0%.

48. With respect to GCA’s Negative Spot Premium Comparison, the Solicitation Statement fails to disclose the transactions observed by GCA as well as the premiums paid in such transactions.

49. The omission of this material information renders the Solicitation Statement false and misleading, including, inter alia, the following section of the Solicitation Statement: The Solicitation or Recommendation.

50. The above referenced omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

(Claim for Violation of Section 14(e) of the 1934 Act Against Defendants)

51. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

52. Section 14(e) of the 1934 Act states, in relevant part, that:

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading ... in connection with any tender offer or request or invitation for tenders [.]

53. Defendants disseminated the misleading Solicitation Statement, which contained statements that, in violation of Section 14(e) of the 1934 Act, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading.

54. The Solicitation Statement was prepared, reviewed, and/or disseminated by defendants.

55. The Solicitation Statement misrepresented and/or omitted material facts in connection with the Proposed Transaction as set forth above.

56. By virtue of their positions within the Company and/or roles in the process and the preparation of the Solicitation Statement, defendants were aware of this information and their duty to disclose this information in the Solicitation Statement.

57. The omissions in the Solicitation Statement are material in that a reasonable shareholder will consider them important in deciding whether to tender their shares in connection with the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available.

58. Defendants knowingly or with deliberate recklessness omitted the material information identified above in the Solicitation Statement, causing statements therein to be materially incomplete and misleading.

59. By reason of the foregoing, defendants violated Section 14(e) of the 1934 Act.

60. Because of the false and misleading statements in the Solicitation Statement, plaintiff and the Class are threatened with irreparable harm.

61. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Claim for Violation of 14(d) of the 1934 Act Against Defendants)

62. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

63. Section 14(d)(4) of the 1934 Act states:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

64. Rule 14d-9(d) states, in relevant part:

Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof[.]

Item 8 requires that directors must “furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.”

65. The Solicitation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits the material facts set forth above, which renders the Solicitation Statement false and/or misleading.

66. Defendants knowingly or with deliberate recklessness omitted the material information set forth above, causing statements therein to be materially incomplete and misleading.

67. The omissions in the Solicitation Statement are material to plaintiff and the Class, and they will be deprived of their entitlement to make a fully informed decision with respect to the Proposed Transaction if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

68. Plaintiff and the Class have no adequate remedy at law.

COUNT III

(Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants and the Buyers)

69. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70. The Individual Defendants and the Buyers acted as controlling persons of RPX within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as directors of RPX and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Solicitation Statement filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

71. Each of the Individual Defendants and the Buyers was provided with or had unlimited access to copies of the Solicitation Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

72. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Solicitation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Solicitation Statement.

73. The Buyers also had direct supervisory control over the composition of the Solicitation Statement and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the Solicitation Statement.

74. By virtue of the foregoing, the Individual Defendants and the Buyers violated Section 20(a) of the 1934 Act.

75. As set forth above, the Individual Defendants and the Buyers had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act.

76. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

77. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Solicitation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(e), 14(d), and 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: June 4, 2018	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Brian D. Long (#4347)
OF COUNSEL:		Gina M. Serra (#5387)
300 Delaware Avenue, Suite 1220
RM LAW, P.C.		Wilmington, DE 19801
Richard A. Maniskas 1055 Westlakes Drive, Suite 300 Berwyn, PA 19312 Telephone: (484) 324-6800 Facsimile: (484) 631-1305		Telephone: (302) 295-5310 Facsimile: (302) 654-7530 Email: bdl@rl-legal.com Email: gms@rl-legal.com
Email: rm@maniskas.com		Attorneys for Plaintiff